Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related base prospectus and sales agreement prospectus supplement of Protagonist Therapeutics, Inc. for the registration of shares of its common stock, preferred stock, debt securities, warrants and/or units, and to the incorporation by reference therein of our reports dated February 28, 2022, with respect to the consolidated financial statements of Protagonist Therapeutics, Inc., and the effectiveness of internal control over financial reporting of Protagonist Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

August 5, 2022

San Mateo, California